UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sientra, Inc.

Full name of Registrant

N/A

Former name if Applicable

3333 Michelson Drive, Suite 650

Address of Principal Executive Office (Street and number)

Irvine, California 92612

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reasons for Delay

Sientra, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on February 12, 2024, the Company filed a voluntary petition to commence proceedings (the “Chapter 11 Case”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). In addition, on February 14 , 2024, the Company, as borrower and certain of the Company’s direct and indirect debtor-subsidiaries, as guarantors, entered into that certain multi-draw senior secured super-priority priming term loan debtor-in-possession credit agreement and guaranty, with the lenders from time to time party thereto, and Deerfield Partners L.P., as agent for the lenders (the “DIP Financing”).

Due to the considerable time and resources needed to address the ongoing Chapter 11 Case, and the resulting diversion of the attention of the Company’s management and other personnel responsible for preparation of the Form 10-K, and the limited resources available through the DIP Financing, the Company is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense. The Company does not have sufficient personnel or external resources necessary for the preparation of the Form 10-K and is unable to estimate whether or when it will be able to complete and file its Form 10-K.

The Company will begin to file monthly operating reports with the Bankruptcy Court related to periods subsequent to February 12, 2024. Bankruptcy Court filings and other documents related to the Chapter 11 Case are available at a website maintained by the Company's claims agent Epiq at https://dm.epiq11.com/case/sientra/info.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the

Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Oliver Bennett	805	562-3500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒  No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sientra, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2024	By:	/s/ Ronald Menezes
	Name:	Ronald Menezes
	Title:	President and Chief Executive Officer